Mail Stop 3561

June 7, 2006

Mr. G. Robert Powell
Vice President and Controller
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

> **Re: PG&E Corporation**
> **Pacific Gas and Electric Company**
> **Forms 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File Nos. 1-12609 and 1-2348**

Dear Mr. Powell:

        We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 12, 2006. Our review resulted in the following additional comment.

Forms 10-K for Fiscal Year Ended December 31, 2005

Annual Report

Note 4. Debt, page 73

PG&E Corporation-Convertible Subordinated Notes, page 73

1.   We have reviewed your response to comment 3 in our letter dated April 21, 2006. Please tell us in more detail why you believe these notes qualify for the conventional convertible scope exception in paragraph 4 of EITF 00-19. In particular, tell us how you concluded that the holder will only realize the value of the conversion option by receiving the entire proceeds in a *fixed number of shares*, or the equivalent amount of cash, at your discretion. In this regard, we

note that pursuant to Section 11.3 of the indenture, the number of shares to be received upon conversion is subject to adjustment, not only in the event of an equity restructuring type transaction, but also in the event that a convertible security with a lower conversion price is issued. While we understand and agree with your point that EITF 05-2 was not effective as of the date of issuance of the convertible notes, we still need to understand how you considered the conversion price adjustment clause in determining whether the notes qualified for the conventional convertible scope exception in paragraph 4 of EITF 00-19 at the time the notes were issued. It doesn't even appear to us that EITF 05-2 would have been applicable had it been effective at the issuance date, since EITF 05-2 merely clarified that "standard" antidilution provisions do not preclude classification as conventional convertible. The conversion price adjustment clause discussed above does not appear to be a standard antidilution provision.

To the extent you now believe the convertible notes do not qualify for the conventional convertible scope exception in paragraph 4 of EITF 00-19, please provide us your analysis as to whether the condition in paragraph 20 of EITF 00-19 has been met for the conversion option to be classified as equity, if it were freestanding.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief